
October 5, 2023

Brian DelGhiaccio
Executive Vice President, Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

> **Re: Republic Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-14267**

Dear Brian DelGhiaccio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation